

May 5, 2017

Bradley Berman, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019

Re: Alaia Market Linked Trust, Series 4-2
       Strategas Repatriation Portfolio
       File Nos. 333-217826 and 811-23095

Dear Mr. Berman:

On April 13, 2017, you filed a registration statement on Form S-6 for Alaia Market Linked Trust, Series 4-2 (the "Alaia trust"), consisting of a unit investment trust, Strategas Repatriation Portfolio (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Overview (Page 3)

1.   This section states that the Trust invests in stocks of companies having the "highest repatriation strength." Please define "highest repatriation strength" in this section. Also, the last sentence in this section states that the portfolio consultant "identified Strategas and its proprietary methodology as the ***reference asset*** for the Trust." (Emphasis added.) Please explain in this section why Strategas and its methodology is the "reference asset" for the Trust.

Principal Investment Strategy (Page 3)

2.   The name of the Trust includes the term "repatriation." Please explain to us why the Trust is not required to have a policy to invest at least 80% of the value of its assets in securities of companies with the highest repatriation strength score. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, are the companies listed on page 9 of the prospectus the ones in which the Trust will invest? If so, please provide a cross-reference to page 9. If not, please explain to us why the 25 companies listed on page 9 are disclosed.

3.   Please disclose in this section a market capitalization policy for the stocks held in the Trust portfolio.

Selection of Portfolio Securities (Page 3)

4.   The last sentence of this section states that the Trust will include the "25 stocks with the highest repatriation strength score." Please disclose how the 25 stocks will be weighted (e.g., market cap weighted, equal weighted).

GENERAL COMMENTS

5.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Alaia trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

                           Sincerely,

                         /s/ Edward P. Bartz

                         Edward P. Bartz
                         Senior Counsel